SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2016

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
1934

For the transition period from _______________ to _______________

Commission File Number: 001-10607

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OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES
SAVINGS AND STOCK OWNERSHIP PLAN, Registrant

By:	/s/ Karl W. Mueller
Karl W. Mueller, Member of the Administration Committee

Date: June 29, 2017

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the
years ended December 31, 2016 and 2015	3

Notes to Financial Statements	4 - 11

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2016	13

Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Old Republic International Corporation Employees Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Old Republic International Corporation Employee Savings and Stock Ownership Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
June 29, 2017

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2016 and 2015

	2016				2015
	Participant	Non-Participant			Participant	Non-Participant
	Directed	Directed	Unallocated	Combined	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS;
Investments, at fair value:
Old Republic International Corporation:
Common shares	$9,529,269	$189,346,730	$66,661,576	$265,537,575	$8,261,575	$189,775,372	$77,019,289	$275,056,236
Mutual funds	371,344,597	97,026	-	371,441,623	321,852,740	119,674	-	321,972,414
Short-term investments	-	-	2,509,497	2,509,497	-	-	1,030,115	1,030,115
Total investments	380,873,866	189,443,756	69,171,073	639,488,695	330,114,315	189,895,046	78,049,404	598,058,765

Receivables:
Contributions from employers	-	-	6,557,854	6,557,854	-	-	4,917,852	4,917,852
Funds in course of settlement	255,737	-	-	255,737	362,059	-	-	362,059
Accrued interest and dividends	-	-	654	654	-	-	37	37
Total receivables	255,737	-	6,558,508	6,814,245	362,059	-	4,917,889	5,279,948
TOTAL ASSETS	381,129,603	189,443,756	75,729,581	646,302,940	330,476,374	189,895,046	82,967,293	603,338,713

LIABILITIES:
Notes payable	-	-	47,638,664	47,638,664	-	-	53,588,664	53,588,664
Unpaid anti-discrimination refunds	530,000	-	-	530,000	800,000	-	-	800,000
Amount due to plan sponsor	-	-	742,687	742,687	-	-	-	-
Unpaid administrative expenses	-	27,000	-	27,000	-	27,000	-	27,000
TOTAL LIABILITIES	530,000	27,000	48,381,351	48,938,351	800,000	27,000	53,588,664	54,415,664

NET ASSETS AVAILABLE FOR BENEFITS	$380,599,603	$189,416,756	$27,348,230	$597,364,589	$329,676,374	$189,868,046	$29,378,629	$548,923,049

The accompanying notes are an integral part of the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31, 2016 and 2015

	2016				2015
	Participant	Non-Participant			Participant	Non-Participant
	Directed	Directed	Unallocated	Combined	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account	Account	Account	Account	Account

Additions (Reductions):
Employer contributions	$-	$-	$6,557,854	$6,557,854	$-	$-	$4,917,852	$4,917,852
Common shares released
to participants
(625,650 shares at $18.63 per
share and 590,939 shares at
$14,63 per share, respectively)	-	11,655,860	-	11,655,860	-	8,645,438	-	8,645,438
Employee contributions	42,328,541	-	-	42,328,541	39,045,902	-	-	39,045,902
Interfund transfers	9,968,607	(9,968,607)	-	-	9,747,315	(9,747,315)	-	-
Interest income	3,622	(44)	3,562	7,140	599	(24)	166	741
Dividend income	11,638,592	7,485,559	2,865,996	21,990,147	16,888,862	7,635,943	2,052,123	26,576,928
Net appreciation (depreciation) in
fair value of investments	16,031,667	3,538,772	1,587,609	21,158,048	(16,985,941)	41,825,218	14,683,248	39,522,525
Total additions (reductions)	79,971,029	12,711,540	11,0150,21	103,697,590	48,696,737	48,359,260	21,653,389	118,709,386

Deductions:
Termination and withdrawal
benefits	28,484,996	13,151,143	-	41,636,139	29,195,988	12,382,985	-	41,578,973
Common shares released
to participants
(625,650 shares at $18,63 per
share and 590,939 shares at
$14.63 per share, respectively)	-	-	11,655,860	11,655,860	-	-	8,645,438	8,645,438
Interest expense	-	-	1,388,107	1,388,107	-	-	1,019,493	1,019,493
Anti-discrimination refunds	540,376	-	-	540,376	800,000	-	-	800,000
Administrative expenses	22,428	11,687	1,453	35,568	19,545	14,153	1,081	34,779
Total deductions	29,047,800	13,162,830	13,045,420	55,256,050	30,015,533	12,397,138	9,666,012	52,078,683

Net additions (deductions)	50,923,229	(451,290)	(2,030,399)	48,441,540	18,681,204	35,962,122	11,987,377	66,630,703

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	329,676,374	189,868,046	29,378,629	548,923,049	310,995,710	153,905,924	17,391,252	482,292,346
End of year	$380,599,603	$189,416,756	$27,348,230	$597,364,589	$329,676,374	$189,868,046	$29,378,629	$548,923,049

The accompanying notes are an integral part of the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.	Description of Plan

A.    Basis of Presentation

The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries (the Corporation, the Plan Sponsor, the Company(ies) or the Employer(s)). These financial statements and accompanying notes together provide only general information about the Plan. The Plan Document must be referred to for a complete description of the Plan's provisions.

B.    General

The Plan is a defined contribution plan, under the provisions of Section 401(k) of the Internal Revenue Code, covering a majority of employees of the Corporation and certain of its subsidiary companies and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become participants in the Plan on their employment date and as soon as they elect to make contributions to the Plan. Effective as of January 1, 2008, the Plan was amended and operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of ERISA.

In 2008, the Plan purchased Corporation common shares (ESSOP shares) using the proceeds of loans from the Corporation and participating subsidiary companies (see Note 4). Unallocated ESSOP shares purchased with the Corporation loan proceeds are pledged as collateral on the Corporation loan. The participating subsidiary company loans are guaranteed by the Corporation. ESSOP shares are held in a trust established under the Plan. The borrowings and interest costs are to be repaid over a ten year period by fully deductible Corporation contributions to the Plan, dividends from unallocated Corporation stock, and any earnings the net funds may earn.

The Corporation borrowed funds from a third-party lending institution to fund a portion of the loan proceeds. The Corporation borrowings are collateralized by the associated unallocated ESSOP shares of stock. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan as herein included, present separately the assets and liabilities and changes therein pertaining to the stock not yet allocated to participants under the column entitled “Unallocated Account.” Shares allocated are included in the financial statements herein under the columns entitled “Non-participant Directed Account” and are entitled to diversification as afforded within the Plan document.

In 2015, the Plan purchased additional Corporation common shares (ESSOP shares) using the proceeds from an additional loan from the Corporation (see Note 4). ESSOP Shares are held in a trust established under the Plan. The borrowing and interest costs are to be repaid over an eight year period by fully deductible Corporation contributions to the Plan, dividends from unallocated Corporation stock, and any earnings the net funds may earn.

On an annual basis, the Plan makes a calculation of the number of shares to be allocated (released) to the account of eligible participants. The calculation of allocated shares is made in accordance with applicable regulations under the Code and the Plan document. Shares allocated to participants will vest in accordance with the stated vesting provisions in the Plan document (see Note 1E).

C.    Contributions

Deferral elected contributions from employees are made on a pretax basis up to a limit of $18,000 in 2016. Participants may elect to make additional contributions, on a post-tax basis, up to a maximum of 100% of eligible compensation, as defined in the Plan, not to exceed the limits set by Section 415 of the Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants. Any employee who does not contribute to the Plan does not receive a Company matching contribution. Only employee contributions up to 6% are matched. However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year. Contributions are also subject to other Code limitations (including the limits imposed by Code Section 415).

    OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

Employees may also roll over into the Plan qualified distributions from their previous employer(s)’ qualified plan(s). In addition, employees who are 50 years of age at any time during the Plan year may make additional, pretax, catch-up contributions up to $6,000 in 2016. Rollovers and catch-up contributions are not eligible for company matching.

Participants direct the investment of their contributions into mutual funds offered by the Plan. In addition, participants may also direct their contributions to buy Old Republic common stock. Participants may change the investment allocation of their contributions and earnings up to 12 times per year.

A Plan participant is eligible to receive an allocation of ESSOP shares if the following criteria are met:

•	the participant completes 1,000 or more hours of service during the year and
•	the participant is employed by one of the Companies on December 31 of that year, died or became fully disabled during the year, or retired during the year after attaining age 65.

The Company contributions, when aggregated with the Plan’s dividends and other earnings on the unallocated ESSOP shares, are used to fund the Plan’s debt service. The debt service funding triggers the release of shares to be allocated to participants’ accounts, in accordance with regulations under ERISA, the Code and the Plan Document.

The Company matching contribution is based on the following formula:

	If the percentage increase in the Corporation's average
	operating earnings per share for the most recent five year period is
	Less Than	6.00%	9.01%	15.01%	Over
	6%	to 9%	to 15%	to 20%	20%
Percentage of Recognized	The Resulting Employer Matching Contribution
Compensation Contributed	on the First 6% of Employee Savings Will Be:
1.00%	30%	40%	65%	100%	140%
1.01 to 2.00%	28%	38%	63%	98%	138%
2.01 to 3.00%	26%	36%	61%	96%	136%
3.01 to 4.00%	24%	34%	59%	94%	134%
4.01 to 5.00%	22%	32%	57%	92%	132%
5.01 to 6.00%	20%	30%	55%	90%	130%
6.01 to 15.00%	None	None	None	None	None

The percentage increase in the Corporation's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Corporation for the five years ending with the calculation year, to the same average for the five years ending the year prior to the calculation year. Operating earnings per share are equal to net income per share exclusive of realized capital gains or losses and extraordinary items and income taxes applicable thereto.

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula. The amount of the Companies' contributions are subject to the following limitations:

•
Prior to December 31, 2008, no contribution could be made if the Corporation’s consolidated annual net profit before extraordinary items and taxes was less than $2,500,000. Effective as of December 31, 2008, the Plan was amended to allow the Corporation’s Board of Directors to waive such minimum profit requirement.

•	No contribution shall be made by any Employer for any fiscal year which exceeds the maximum amount currently deductible by that Employer under section 404 of the Code.
•	No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

For plan years 2016 and 2015, the Corporation’s Board of Directors declared contributions of $6,557,854 and $4,917,852, respectively. The approval of these amounts was necessary to enable the Plan to meet its debt service requirements for 2016 and 2015.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

D.    Employee Account

When a Plan participant makes employee contributions, the contributions are allocated to the mutual fund(s) or Old Republic common stock fund as designated by the participant. These funds constitute the participant’s Employee Account which, for financial statement purposes, is included under the column entitled “Participant Directed Account.” Earnings or losses inure to each Plan participant's Employee Account on a daily basis, based upon the performance of the mutual fund(s) and Old Republic common stock fund that the Plan participant selected. Participants are fully vested in their contribution funds and earnings/losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For contributions made to the Plan prior to 2005, participants may make in-service withdrawals from their Employee Account no more than twice during a plan year. The minimum amount of such in-service withdrawal shall be the lower of $500 or the balance of the participant’s Employee Account as of the last day of the prior plan year. For contributions made to the Plan after 2004, participants may make in-service withdrawals, including contributions made during the year of the in-service withdrawal, only if they meet the hardship provisions outlined in the Internal Revenue Service Regulations. Effective January 1, 2014, participants may only withdraw Employee after-tax contributions that were not made during the current year and may not withdraw after-tax contributions allocated on or after January 1, 2014, nor any earnings thereon.

E.     Company Account

Each year, the released shares triggered by the debt service funding and the earnings/losses thereon are allocated to the participant’s Company Account which, for financial statement purposes, is included under the column entitled “Non-Participant Directed Account.” If a Plan participant terminates service with the Companies, the amount that he/she receives from his/her Company Account depends upon his/her vested interest in such account. A Plan participant vests in his/her Company Account based on his/her "Years of Service," over a six year period, with 20% vesting after two years of service plus an additional 20% per additional vesting year.

A Plan participant earns a Year of Service for each calendar year during which he/she completes 1,000 or more hours of service for the Companies. However, a Plan participant will become 100% vested in his/her Company Account prior to six years of service if:

•	the Plan participant has reached age 65, or
•	termination is caused by death, or
•	termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

Upon meeting any of the above, the participant may elect to receive his/her benefits in the form of cash or Old Republic International Corporation common shares (Company Stock). If a participant elects a cash distribution of both his/her Company Account and Employee Account, he/she may elect to be paid:

•	in one lump sum, or
•	in a direct rollover to an eligible retirement plan specified by the participant, or
•
in substantially equal annual or more frequent installments paid over a reasonable period of time not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his/her spouse or designated beneficiary.

The amount a Plan participant receives from his/her Company Account is also affected by forfeitures and earnings/losses. If a Plan participant terminates service prior to full vesting, the non-vested portion of his/her Company Account is forfeited. Forfeited matching amounts are re-allocated to remaining participants who made employee contributions, completed 1,000 or more hours of service for the Company during the year, and are employed by the Company on December 31 or terminated service due to retirement on or after age 65, death, or total and permanent disability. Forfeited amounts from other employer discretionary contributions not included in matching contributions are reallocated to all remaining eligible Plan participants who are employed by the Companies on the last day of the year. Forfeitures are allocated based upon the ratio of the Plan participant's eligible compensation to the eligible compensation of all eligible Plan participants (eligible compensation is limited to a maximum of $150,000). Forfeitures allocated in the 2016 and 2015 plan years were $427,450 and $367,135, respectively.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

Each participant’s account is credited with an allocation of ESSOP shares released by the Trustee from the unallocated account and forfeitures of terminated participants’ non-vested accounts. Only those participants, who are eligible participants as described above, will receive an allocation in accordance with the Plan document.

Participants are able to divest Company Stock acquired with employer matching and profit sharing contributions after completing three years of service. The investment options available for diversification are the same mutual funds available for investment of Employee contributions. Previously diversified funds may be re-diversified into Old Republic common stock. For financial statement purposes, diversified funds are transferred from the Non-Participant Directed Account to the Participant Directed Account, but are still considered part of the Company Account.

F.     Unallocated Account

The unallocated account represents all assets and liabilities of the Plan relating to the leveraging of the Plan and not yet allocated to participants.

G.    Common Shares Released to Participants

The Common Shares Released to Participants represents the fair value of the ESSOP shares allocated to participants’ accounts during the year. It represents the number of shares calculated in accordance with applicable regulations under the Code. It takes into account the debt service provided by the Company contributions, and dividends received on the unallocated ESSOP shares during the year. The release fraction applied to the number of unreleased shares is the principal paid that coincides with the timing of the Company contributions, and the interest paid during the plan year (numerator) divided by the numerator plus an estimate of the remaining future principal and interest (assuming most recent interest rate at December 31) to be paid.

During 2016 and 2015, 625,650 and 590,939 ESSOP shares, respectively, were released and 3,508,504 and 4,134,154 respectively, remained unallocated as of December 31, 2016 and 2015. It should be noted that there is no connection as to the number of shares being allocated and the market value of the Corporation’s common shares at any given time. Hence, the market value of the stock on the actual day of allocation (release) to participants’ accounts may vary from the fair market value at December 31, 2016 and 2015, as presented in the financial statements.

H.    Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

2.	Summary of Accounting Policies

A.    Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Necessary reclassifications are made in prior periods’ financial statements whenever appropriate to conform to the most current presentation.

B.    Changes in Accounting Principles

In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). This standard simplifies certain financial statement report and disclosure requirement for employee benefit plans. This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II require retrospective application. Plan management elected to early adopt this ASU as of December 31, 2015. Parts I and III are not applicable to the Plan.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

C.     Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results can differ from those estimates.

D.    Risks and Uncertainties

Besides the investment of matching contributions into common stock of the Corporation, the Plan provides participants with various investment alternatives for their savings contributions and or diversifications. These investment alternatives are made up of various mutual funds which can be equity based, fixed income based or a combination thereof. In addition, participants may also direct their contributions to buy Old Republic common stock.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles. Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

E.     Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date. Old Republic International Corporation common shares are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year. Short-term investments are valued at cost plus accrued interest which approximates fair value.

The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

F.     Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

G.    Plan Expenses

Plan expenses including fees for trustee, legal, accounting, auditing, investment, custodial and other services are paid by the Plan and included in administrative expenses. Certain other expenses are paid or provided by the Plan Sponsor. Investment management fees paid by the Plan are included in the net fund investment appreciation (depreciation) for the year.

H.    Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

3.	Investments

Fair Value Measurements

The Plan investments are reported at fair value in the accompanying statements of net assets available for plan benefits. Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted market prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2(E). There have been no changes in the methodologies used at December 31, 2016 from prior years.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:

		December 31, 2016
		Fair Value Measurements Using:
	Fair Value	Level 1	Level 2	Level 3
Company common stock	$265,537,575	$265,537,575	$-	$-
Mutual funds	371,441,623	371,441,623	-	-
Other short-term investments	2,509,497	2,509,497	-	-
Total investments at fair value	$639,488,695	$639,488,695	$-	$-

		December 31, 2015
		Fair Value Measurements Using:
	Fair Value	Level 1	Level 2	Level 3
Company common stock	$275,056,236	$275,056,236	$-	$-
Mutual funds	321,972,414	321,972,414	-	-
Other short-term investments	1,030,115	1,030,115	-	-
Total investments at fair value	$598,058,765	$598,058,765	$-	$-

4.	Notes Payable

In December 2008, the Plan entered into term loan agreements with the Corporation and participating subsidiary companies for aggregate borrowings of $50,000,000 ($30,000,000 from the Corporation and $20,000,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 5,488,475 shares of the Corporation’s common stock. Unallocated shares associated with the Corporation’s loan are collateral on the loans. The Corporation pledged its rights associated with the collateral shares as collateral on the Corporation’s loan with a financial institution. The participating subsidiary company loans are guaranteed by the Corporation. The loans all bear interest at a variable interest rate indexed to the London Interbank Offered Rate (LIBOR) plus 350 basis points. The interest rate was 4.11% and 3.73% at December 31, 2016 and 2015, respectively.

Interest is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the Corporation’s loan is payable in accordance with the following maturity schedule through March 2018 when any remaining principal and accrued interest are due and payable. Principal amounts on the participating subsidiary company loans are due on March 31, 2017, subject to annual loan renewal under the ESSOP loan agreements dated December 8, 2008. In 2017, the Plan repaid $2,640,000 principal to the subsidiary companies. The repayment of the remaining principal balance of $2,800,000 was extended through March 31, 2018.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

In December 2015, the Plan entered into an additional term loan agreement with the Corporation for aggregate borrowings of $34,038,664. The proceeds of the loan were used to purchase 2,200,000 shares of the Corporation’s common stock. The loan bears interest at the less of (a) 4.0% per year, or (b) the variable interest rate indexed to the one month London Interbank Offered Rate (LIBOR) plus 175 basis points calculated monthly. The interest rate was 2.36% and 1.98% at December 31, 2016 and 2015, respectively.

Interest on the additional term loan is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the loan is payable in accordance with the following maturity schedule. Principal repayments are due beginning in 2019 and go through March 2023 when any remaining principal and accrued are due and payable.

At December 31, 2016, loans due to the Corporation and participating subsidiary companies aggregated $47,638,664.

Maturities of the Plan’s ESSOP loans are as follows:

	Total	Corporation	Participating Subsidiary Companies

2017	$6,600,000	$3,960,000	$2,640,000
2018	7,000,000	4,200,000	2,800,000
2019	6,800,000	6,800,000	-
2020	6,800,000	6,800,000	-
2021	6,800,000	6,800,000	-
2022	6,800,000	6,800,000	-
2023	6,838,664	6,838,664	-
Total	$47,638,664	$42,198,664	$5,440,000

The fair value of the Plan’s notes payable are equal to their carrying value. The estimated fair value is based on an internally generated interest yield market matrix table, which incorporates maturity, coupon rate, credit quality, structure and current market conditions. All notes payable are classified within Level 3 of the fair value hierarchy as described in Note 3.

5.	Related Parties and Parties in Interest

Old Republic International Corporation and participating subsidiaries are parties in interest. The Plan’s Non-Participant Directed Account (Company Account) and Unallocated Account are made up of the Corporation’s common stock as noted in Note 3. Also, office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

Fidelity Investments Institutional Services Company, Inc. (Fidelity Investments), a subsidiary of FMR Corporation, is the Plan’s custodian, record keeper and provider of educational information to Plan participants. Certain mutual funds are managed by subsidiaries of FMR Corporation, which makes FMR Corporation a party in interest. Fees paid by the Plan to Fidelity Investments for custodianship, transaction and maintenance were $7,865 and $7,445 during 2016 and 2015, respectively.

6.	Termination Priorities

Although it has no plans to do so, the Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non-forfeitable. Upon termination of the Plan, the Plan shall direct the trustee to pay all liabilities and expenses of the Trust Fund and sell shares of financed ESSOP shares held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loans.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

7.	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter, dated September 19, 2013, stating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan's Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2016 and 2015. The Plan is not currently under audit by any tax jurisdiction.

8.	Anti-Discrimination Refunds

Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non-highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to how many contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the anti-discrimination refunds payable at any given year-end. Anti-discrimination refunds payable to participants were $530,000 and $800,000 at December 31, 2016 and 2015, respectively.

SUPPLEMENTAL SCHEDULE

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016
EIN: 36-2678171 PLAN NUMBER-002
			(c)
		DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE
		OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
	(b)		RATE OF		SHARES, PAR,			(e)
	IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		OR MATURITY		(d)	CURRENT
(a)	LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
	BALANCED FUNDS:
*	FIDELITY FREEDOM INCOME FUND	N/A	VARIABLE	N/A	263,332	sh	#	$2,975,659
*	FIDELITY FREEDOM 2005 FUND	N/A	VARIABLE	N/A	161,955	sh	#	1,912,690
*	FIDELITY FREEDOM 2010 FUND	N/A	VARIABLE	N/A	188,767	sh	#	2,827,739
*	FIDELITY FREEDOM 2015 FUND	N/A	VARIABLE	N/A	1,023,925	sh	#	12,584,039
*	FIDELITY FREEDOM 2020 FUND	N/A	VARIABLE	N/A	1,859,709	sh	#	27,877,035
*	FIDELITY FREEDOM 2025 FUND	N/A	VARIABLE	N/A	1,936,671	sh	#	24,886,226
*	FIDELITY FREEDOM 2030 FUND	N/A	VARIABLE	N/A	1,015,968	sh	#	16,042,133
*	FIDELITY FREEDOM 2035 FUND	N/A	VARIABLE	N/A	957,625	sh	#	12,487,430
*	FIDELITY FREEDOM 2040 FUND	N/A	VARIABLE	N/A	842,076	sh	#	7,704,995
*	FIDELITY FREEDOM 2045 FUND	N/A	VARIABLE	N/A	643,254	sh	#	6,644,812
*	FIDELITY FREEDOM 2050 FUND	N/A	VARIABLE	N/A	265,825	sh	#	2,759,264
*	FIDELITY FREEDOM 2055 FUND	N/A	VARIABLE	N/A	82,962	sh	#	966,509
	VANGUARD WELLINGTON FUND	N/A	VARIABLE	N/A	67,851	sh	#	4,576,545
	EQUITY FUNDS:
*	FIDELITY VALUE FUND	N/A	VARIABLE	N/A	192,818	sh	#	21,167,632
*	FIDELITY MID-CAP STOCK FUND	N/A	VARIABLE	N/A	750,070	sh	#	25,967,417
*	FIDELITY REAL ESTATE INCOME FUND	N/A	VARIABLE	N/A	38,565	sh	#	454,684
*	FIDELITY SELECT ENERGY PORTFOLIO	N/A	VARIABLE	N/A	20,817	sh	#	973,400
	FRANKLIN CONVERTIBLE SECURITIES FUND	N/A	VARIABLE	N/A	10,082	sh	#	179,468
	T. ROWE PRICE VALUE FUND	N/A	VARIABLE	N/A	568,006	sh	#	19,113,395
	VANGUARD EXPLORER FUND	N/A	VARIABLE	N/A	82,913	sh	#	6,666,189
	VANGUARD HEALTH CARE FUND	N/A	VARIABLE	N/A	51,216	sh	#	3,991,251
	FIXED INCOME FUNDS:
*	FIDELITY INTERMEDIATE-TERM BOND FUND	N/A	VARIABLE	N/A	1,147,294	sh	#	12,379,309
*	FIDELITY CAPITAL & INCOME FUND	N/A	VARIABLE	N/A	1,229,175	sh	#	11,935,291
*	FIDELITY CASH RESERVES	N/A	VARIABLE	N/A	24,254,953	sh	A	24,254,953
*	FIDELITY GNMA	N/A	VARIABLE	N/A	64,206	sh	#	733,876
*	FIDELITY NEW MARKETS INCOME FUND	N/A	VARIABLE	N/A	35,001	sh	#	546,015
	VANGUARD LONG-TERM INVESTMENT-GRADE FUND	N/A	VARIABLE	N/A	189,158	sh	#	1,902,926
	GROWTH FUND:
	T. ROWE PRICE GROWTH STOCK FUND	N/A	VARIABLE	N/A	313,494	sh	#	16,693,558
	VANGUARD GROWTH INDEX FUND	N/A	VARIABLE	N/A	28,388	sh	#	1,626,943
	VANGUARD INTERNATIONAL GROWTH FUND	N/A	VARIABLE	N/A	225,881	sh	#	15,208,576
	INDEX FUNDS:
*	SPARTAN 500 INDEX INSTITUTIONAL	N/A	VARIABLE	N/A	394,451	sh	#	30,905,208
	VANGUARD DIVIDEND APPRECIATION INDEX FUND	N/A	VARIABLE	N/A	749,939	sh	#	25,535,425
	VANGUARD EXTENDED MARKET INDEX FUND	N/A	VARIABLE	N/A	78,050	sh	#	5,675,789
	VANGUARD MID-CAP GROWTH INDEX FUND	N/A	VARIABLE	N/A	29,879	sh	#	1,358,279
	VANGUARD REIT INDEX FUND	N/A	VARIABLE	N/A	14,774	sh	#	1,726,653
	VANGUARD SHORT-TERM BOND INDEX FUND	N/A	VARIABLE	N/A	1,019,424	sh	#	10,632,594
	VANGUARD TOTAL BOND MARKET INDEX FUND	N/A	VARIABLE	N/A	212,304	sh	#	2,261,042
	VANGUARD TOTAL INTERNATIONAL BOND INDEX FUND	N/A	VARIABLE	N/A	16,041	sh	#	347,618
	VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND	N/A	VARIABLE	N/A	30,264	sh	#	2,980,989
	VANGUARD VALUE INDEX FUND	N/A	VARIABLE	N/A	54,597	sh	#	1,978,065
	TOTAL							371,441,623

EMPLOYER SECURITIES:
*	OLD REPUBLIC INTERNATIONAL
	CORPORATION COMMON STOCK:
	PARTICIPANT DIRECTED	N/A	N/A	N/A	501,540	sh	$7,138,006	9,529,269
	NON-PARTICIPANT DIRECTED	N/A	N/A	N/A	9,965,617	sh	122,696,905	189,346,730
	UNALLOCATED	N/A	N/A	N/A	3,508,504	sh	45,959,134	66,661,576
	TOTAL				13,975,661	sh	$175,794,045	265,537,575

SHORT-TERM INVESTMENTS		N/A	N/A	N/A	2,509,497	sh	$2,509,497	2,509,497

	TOTAL INVESTMENTS HELD							$639,488,695

Note:
*	Parties in Interest.
#	Participant directed funds.
A	Includes Non-Participant directed funds (97,026 shares with a cost and current value of $97,026).